[Investors Bancorp, Inc. Logo]
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              101 JFK Parkway Short Hills, NJ 07078 (800) 252-8119





March 16, 2007


Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:    Investors Bancorp, Inc.
                Form 10-K for Fiscal Year Ended June 30, 2006
                Filed September 15, 2006
                File No. 000-51557

Dear Mr. Nolan:

     This letter is in response to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter dated February 12, 2007 concerning the above referenced filing of Investors Bancorp, Inc. (the "Company").

     Set forth below are the Company's responses to the Securities and Exchange Commission's (the "SEC") comments (in bold):

Form 10-K for the fiscal year ended June 30, 2006

Business

Non-Performing Assets, page 10
------------------------------

     1. In future filings, as of the end of the most recent fiscal period, please describe the nature and extent of any potential problem loans not disclosed in the table of non-performing assets, but for which the Company has known information about credit problems that may cause management to have serious doubts as to the repayment ability of the borrowers. Refer to Section III.C.2 of Industry Guide 3.

Response: Requested information will be included in future filings.

Mr. John P. Nolan
March 16, 2007
Page 2 of 8

Financial Statements
--------------------

Note (4), "Securities Held-to-Maturity", page 64
------------------------------------------------

     2. We refer to the gross unrealized losses of $61.7 million incurred in 2006 with respect to mortgage-backed securities, of which $54.4 million were in an unrealized loss position for 12 months or more as compared to $12.3 million in unrealized loss positions for 12 months or more in 2005. Considering the duration and increased severity of the $42.1 million increase in unrealized loss positions for 12 months or more in 2006, please provide us with the following information:

            o Tell us how you considered the requirements of SAB 5:M and the application guidance in EITF 03-1 and FSP No. FAS 115-1 and 121-1 (as amended) regarding the recognition of other-than-temporary impairments in the held-to maturity investment portfolio and fully explain why you believe your current accounting treatment is correct.

            o Discuss in your response how management considered the diminished likelihood of the market value of the securities increasing to their initial cost basis prior to or at the maturity date of the investments.

     Response: Both the duration and increase in gross unrealized losses with respect to our mortgage-backed securities were caused by an increase in market yields on these securities, attributed to the Federal Reserve's action of increasing the Federal Funds rate seventeen times over a two year period. The cash flows of these investments are guaranteed by agencies of the U.S. government or U.S. government-sponsored enterprises, or come from securities which are rated AAA by nationally recognized rating agencies. The Company is not in possession of any public or private information indicating a material deterioration in the credit quality of these investments.

     Since this decline in market value is attributable to changes in interest rates and not the credit quality of the issuers, and since the Company's excess regulatory capital and liquidity support the Company's ability and management's intent to hold these investments until a recovery of fair value, which may be maturity, the Company did not consider these investments to be other than temporarily impaired at June 30, 2006.

     In order to further support the fact that the losses on these securities are due to movements in interest rates and are not other than temporary, we have compared the unrealized losses for 12 months or more on our mortgage backed securities portfolio at June 30, 2006 ($49.2 million) to the unrealized losses for 12 months or more on the same securities at September 30, 2006 and November 30, 2006. The unrealized loss as compared to June 30, 2006 decreased by approximately 35% to $32.2 million at September 30 and by approximately 48% to $25.5 million at November 30. These reductions were attributable to movements in market interest rates and prepayments over the three and five month periods.

Mr. John P. Nolan
March 16, 2007
Page 3 of 8

     In determining if the market value of these securities would increase to their initial cost basis prior to or at the maturity date of these investments, management considered that the issuers of these mortgage-backed securities are contractually obligated to repay each security at par upon maturity. In addition, management also determined that the Company does not hold any mortgage-backed securities purchased at a significant premium over par value nor do the securities contain terms for which prepayments could result in an inability to recover substantially all of the recorded investment. These securities are not expected to be settled at a price less than the amortized cost of our investment.

     Based on the above, the Company concluded there has not been a diminished likelihood of the market value of the Held-to-Maturity (HTM) mortgage-backed securities increasing to their amortized cost basis prior to or at the maturity date of the investments.

     3. We refer to the second paragraph on page 66 that states the following:

            o The contractual cash flows of most of the mortgage-backed securities are guaranteed by Freddie Mac or Fannie Mae.

            o The Company expects these securities would not be settled at a price substantially less than the amortized cost of the investment.

        Please tell us and revise this paragraph in future filings to state a quantitative dollar or percentage equivalent to the terms most and substantially less. Similar changes should be made in future filings to the same terms included in the last paragraph on page 68 of Note (5), "Securities Available-for-Sale".

     Response: As of June 30, 2006, 89.2% of the $1.50 billion in amortized cost in HTM mortgage-backed securities were guaranteed by Freddie Mac or Fannie Mae with the remaining securities rated AAA by nationally recognized rating agencies.

     These mortgage-backed securities will not be settled at a price less than the par value of the investment for the following reasons. First, the Company does not hold any mortgage-backed securities purchased at a significant premium over par value. At June 30, 2006, the aggregate premium as a percent of the amortized cost on mortgage-backed securities HTM portfolio was 0.3%. In addition, these mortgage-backed securities do not contain terms for which prepayments could result in an inability to recover the recorded investment.

     This paragraph will be revised in future filings to state a quantitative dollar or percentage equivalent. Similar disclosures will be made in future filings within the Securities Available-for-Sale (AFS) note.

Mr. John P. Nolan
March 16, 2007
Page 4 of 8

Note (5), Securities Available-for-Sale, page 67
------------------------------------------------

     4. We refer to the Form 8-K filed on December 11, 2006 and to press release dated December 8, 2006 titled "Investors Bancorp Announces Balance Sheet Restructuring" regarding the sale of $191 million of mortgage-backed securities, of which $166 million were available-for-sale securities that resulted in an after-tax loss of $2.4 million. Considering the Company had as of June 30, 2006 unrealized losses of $18 million related to available-for-sale securities with an estimated fair value of $529 million, please provide us with the following information:

            o Tell us how you considered the requirements of SAB 5:M regarding the recognition of other-than-temporary impairments for the remaining portfolio of available-for-sale securities and fully explain why you believe your current accounting treatment is correct.

            o Discuss in your response the sale of $166 million or 39% of your available-for-sale securities as of June 30, 2006 which appears to support the presumption that the Company does not have the intent to retain its remaining investment in available-for-sale securities for a period of time sufficient to allow for an anticipated recovery in market value.

            o Describe how you applied the methodology for determining when an investment is other-than-temporarily impaired under paragraph 16 of SFAS 115 considering the application guidance in EITF 03-1 and FSP No. FAS 115-1 and 121-1 (as amended).

            o Tell us why no disclosure was made in Management's Discussion and Analysis of the Form 10-Q for the period ended September 30, 2006 that was filed on November 9, 2006 regarding changes in management's assessment of material potential other-than-temporary impairments and how they could affect the Company's financial condition and results of operations.

     Response: The Company's accounting policies comply with the guidance in SAB Topic 5M, EITF 03-1 and FSP 115-1 and 121-1 (as amended). As described in
     Note 1 to the Consolidated Financial Statements, management conducts a periodic review and evaluation of the securities portfolio to determine if the decline in fair value of any security appears to be other-than-temporary. The Company's AFS portfolio is predominately invested in mortgage-backed securities similar to our HTM portfolio discussed above. The cash flows of these investments are guaranteed by agencies of the U.S. government or U.S. government-sponsored enterprises, or come from securities which are rated AAA by nationally recognized rating agencies. The Company is not in possession of any public or private information indicating a material deterioration in the credit quality of these investments.

Mr. John P. Nolan
March 16, 2007
Page 5 of 8

     Management concluded the unrealized loss on the remaining AFS securities portfolio did not represent an other-than-temporary impairment, as the loss was attributable to changes in market interest rates and not the credit quality of the issuers. In addition, the Company continued to have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, and as a result the Company did not consider these investments to be other than temporarily impaired. The unrealized loss on the remaining AFS securities portfolio was 1.68% and 1.35% at December 31, 2006 and February 28, 2007, respectively.

     Management considered the application of paragraph 16 of SFAS 115 to the Company's portfolio and determined the market value of these securities would increase to their amortized cost basis prior to or at the maturity date. Management considered that the issuers of these mortgage-backed securities are contractually obligated to repay each security at par upon maturity. In addition, management also determined that the Company does not hold any mortgage-backed securities purchased at a significant premium over par value nor do the securities contain terms for which prepayments could result in an inability to recover substantially all of the recorded investment. These securities are not expected to be settled at a price less than the amortized cost of our investment.

     As discussed below, subsequent to November 9, 2006, the filing date for the September 30 Form 10-Q, a determination was made to restructure the Company's balance sheet.

     On November 15, 2006, members of the Company's Asset and Liability Committee met with Asset and Liability consultants and discussed the current changes in market interest rates and the probability the yield curve may stay inverted for a longer period of time than anticipated. Based on these factors, the Asset and Liability Committee concluded that a balance sheet restructuring should be considered. The restructuring would consist of a sale of securities with the proceeds from the sale being used to reduce wholesale borrowings. The proposal was presented to the Company's Board of Directors on November 21, 2006 and was approved. The individual securities were then selected and the sale of the securities took place.

     No disclosure was made in Management's Discussion and Analysis of the Form 10-Q for the period ended September 30, 2006 filed on November 9, 2006 regarding changes in management's assessment of material potential other-than-temporary impairments and how they could affect the Company's financial condition and results of operation because, at that time, the Company had the ability and intent to hold the securities until a recovery of fair value.


Note (8), Financial Transactions with Off-Balance-Sheet Risk and Concentration
--------------------------------------------------------------------------------
of Credit Risk, page 70
-----------------------

     5. If material, please provide us with the disclosure required by paragraphs 44 and 45 of SFAS 133 to be included in future filings, regarding how you account for derivative hedging transaction that include the interest rate floors and caps. Refer to the third paragraph of the "Quantitative Analysis" section on page 48 that states you derive your net interest income analysis from a dynamic asset and liability analysis that applies contractual limitations such as interest rate floors and caps.

Mr. John P. Nolan
March 16, 2007
Page 6 of 8

     Response: At June 30, 2006, the Company did not have any derivative hedging transactions that contain interest rate floors and caps that meet the definition of SFAS 133. In future filings the Company will provide the disclosure required by paragraphs 44 and 45 of SFAS 133 if applicable.

Form 10-Q for the period ended September 30, 2006

Management's Discussion and analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at September 30, 2006 and June 30, 2006,
--------------------------------------------------------------------------
page 11
-------

     6. We refer to the penultimate paragraph of the "Net Loans" section on page 12 that discusses the increase in non-performing loans by $420,000 to $3.7 million at September 30, 2006 and to your conclusion that the allowance for loan losses is adequate based on various factors, including the performance and stability of your loan portfolio. Please provide us with the following information:

            o Tell us why there was no disclosure regarding any potential problem loans as required by Section III.C.2 of Industry Guide 3 considering non-performing loans increased by $8.5 million to $11.8 million during the quarter ended December 31, 2006 as a result of two residential construction loans that were placed in non-accrual status during that period.

            o Tell us and discuss in this section in future filings, the current collection status of these two construction loans and discuss any additional increases in non-accrual loans. Discuss in future filings if the recent increase in nonperforming loans is indicative of a trend in construction loans and the expected effects on future operations, cash flow and liquidity.

            o Refer in your response to the "Provision for Loan Losses" section of the press release titled: "Investor Bancorp announced Second Quarter Results" dated January 30, 2007 included in Form 8-K filed on January 31, 2007.

     Response: At September 30, 2006, the Company did not disclose the two residential construction loans to a New Jersey based developer totaling $7.6 million as potential problem loans for the following reasons.

     o The loans were 30 days delinquent as of September 30th and 60 days delinquent as of the filing date of our 10-Q (November 9, 2006).
     o The developer entered into a contract to sell both properties to a third party in an aggregate amount of $11.5 million which was expected to close by December 31, 2006. The Company was provided copies of those contracts.

Mr. John P. Nolan
March 16, 2007
Page 7 of 8

     o The legal entities who own the properties and supported the loans had not declared bankruptcy.

     Subsequent to the Company's filing of the 10-Q, the developer's legal entities supporting our loans declared bankruptcy and the bankruptcy court requested new contracts of sale for the properties. The new sales contracts aggregating $14.4 million were executed as of December 29, 2006 and it was anticipated the properties would be released from bankruptcy court during the quarter ended March 31, 2007. The Company placed these loans on non-accrual status as of December 31, 2006 and reversed 90 days of accrued interest, despite the adequate loan to value coverage of 71%, pending the final disposition of these properties.

     Currently, the bankruptcy court has requested bids from other interested parties for the properties to determine if the pending contracts for sale of $14.4 million will be superseded. The bidding process is scheduled to close on March 27, 2007 followed by a sale hearing scheduled in bankruptcy court on April 2, 2007. Resolution of the properties should occur shortly thereafter. The Company believes all contractual amounts due under the loans will be collected and the risk of loss on these loans is remote. Management determined no additional provision for loan losses was necessary for these loans at December 31, 2006.

     Any increase in nonperforming construction loans and the related effects on future operations, cash flow and liquidity will be disclosed in future filings.


The Company hereby acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

Mr. John P. Nolan
March 16, 2007
Page 8 of 8

         We trust the foregoing is responsive to the staff's comments. If you have any questions or need additional information, please call me at (973) 924-5105.

                                                 Sincerely,

                                                 /s/ Domenick A. Cama

                                                 Domenick A. Cama
                                                 Executive Vice President and
                                                 Chief Financial Officer

Enclosures
cc:      Edwin Adames, Senior Staff Accountant - SEC
         Robert M. Cashill, President and Chief Executive Officer- Investors
            Bancorp, Inc.
         John Gorman, Esq.
         Marc Levy, Esq.